Filing pursuant to Rule 425 under the
                                          Securities Act of 1933, as amended and
                                        Deemed filed under Rule 14a-12 under the
                                     Securities Exchange Act of 1934, as amended

                                                    Filer:  Bank One Corporation
                                           Subject Company: Bank One Corporation
                         Exchange Act File Number of Subject Company:  001-15323


           J. P. MORGAN CHASE & CO. AND BANK ONE CORPORATION TO MERGE

  - STRATEGIC BUSINESS COMBINATION DESIGNED TO CREATE SHAREHOLDER VALUE THROUGH BALANCED BUSINESS MIX, GREATER SCALE, ENHANCED COMPETITIVENESS -

   - JPMORGAN CHASE'S WILLIAM B. HARRISON WILL BE CHAIRMAN AND CHIEF EXECUTIVE OFFICER; BANK ONE'S JAMES DIMON WILL BE PRESIDENT AND CHIEF OPERATING OFFICER -

 - COMBINED COMPANY WILL BE A LEADING GLOBAL FINANCIAL SERVICES ENTERPRISE, WITH TOP-TIER POSITIONS IN CONSUMER BANKING, INVESTMENT BANKING, AND OTHER KEY
                              BUSINESS SEGMENTS -

 - CORPORATION TO BE HEADQUARTERED IN NEW YORK; RETAIL FINANCIAL SERVICES
                   BUSINESS TO BE HEADQUARTERED IN CHICAGO -


NEW YORK and CHICAGO, January 14, 2004 - J. P. Morgan Chase & Co. (NYSE: JPM) and Bank One Corporation (NYSE: ONE) today announced that they have agreed to merge in a strategic business combination establishing the second largest banking franchise in the United States, based on core deposits. The combined company will have assets of $1.1 trillion, a strong capital base, 2,300 branches in seventeen states and top-tier positions in retail banking and lending, credit cards, investment banking, asset management, private banking, treasury and securities services, middle-market, and private equity. With balanced earnings contributions from retail and wholesale banking, the combined company will be well-positioned to achieve strong and stable financial performance and increase shareholder value through its balanced business mix, greater scale, and enhanced efficiencies and competitiveness.

The agreement, which has been unanimously approved by the boards of directors of both companies, provides for a stock-for-stock merger in which 1.32 shares of JPMorgan Chase common stock will be exchanged, on a tax-free basis, for each share of Bank One common stock. Based on JPMorgan Chase's closing price of $39.22 on Wednesday, January 14, 2004, the transaction would have a value of approximately $51.77 for each share of Bank One common stock, and would create an enterprise with a combined market capitalization of approximately $130 billion. The premium, based upon the average closing stock prices of JPMorgan Chase and Bank One for the previous month, would be approximately 8 percent and would be approximately 14 percent based on today's closing prices.

Under the agreement, the combined company will be headed by William B. Harrison, 60, as Chairman and Chief Executive Officer, and by James Dimon, 47, as President and Chief Operating Officer, with Mr. Dimon to succeed Mr. Harrison as CEO in 2006 and Mr. Harrison continuing to serve as Chairman. The company's sixteen-member Board of Directors will have fourteen outside directors, seven each from JPMorgan Chase and Bank One, plus Messrs. Harrison and Dimon.

The combined company's senior management team will also include an Office of the Chairman, composed of Messrs. Harrison and Dimon; Donald H. Layton, Vice Chairman (Finance, Risk & Technology); and David A. Coulter, Vice Chairman (Investment Banking and Investment Management & Private Banking).

Other senior executives of the combined company, who will serve on the firm's Executive Committee, and their areas of responsibility include: Austin Adams, Technology; Linda Bammann, Risk - Deputy; Steven D. Black, Equities; James S. Boshart III, Middle Market; William Campbell, Card Chairman; David E. Donovan, Retail Branches; Dina Dublon, Finance; Ina R. Drew, Treasury; John J. Farrell, Human Resources; Walter A. Gubert, Investment Banking, Europe, Middle East and Africa; Joan Guggenheimer, Legal; James B. Lee, Investment Banking; Jay Mandelbaum, Strategy; William H. McDavid, Legal; Heidi Miller, Treasury and Security Services; Stephen J. Rotella, Mortgage; John W. Schmidlin, Technology; Charles W. Scharf, Retail Banking and Lending; Richard J. Srednicki, Card CEO; James E. Staley, Investment Management & Private Bank; Jeffrey C. Walker, Private Equity; Don M. Wilson III, Risk; and William T. Winters, Credit & Rates.

The merged company will be known as J. P. Morgan Chase & Co. It will continue to trade on the New York Stock Exchange, under the symbol JPM. Its corporate headquarters will be located in New York. The retail financial services business, which includes the consumer banking, small business banking, and consumer lending activities with the exception of credit card, will be headquartered in Chicago. Chicago will also serve as the headquarters for the middle market business.

The JPMorgan brand will continue to be used for the wholesale business. Bank One and Chase are both strong, respected retail brands. The combined company will continue to use both brands in their respective markets and products, while research is conducted to determine a long-term retail brand strategy.

It is expected that cost savings of $2.2 billion (pre-tax) will be achieved over a three-year period. The combined enterprise will have excess capital, and is expected to continue to generate significant free cash flow. Giving pro forma effect to anticipated cost savings and stock repurchases, the transaction is expected to be accretive to 2005 GAAP and cash earnings per share. Merger-related costs are expected to be $3 billion (pre-tax).

Under the merger agreement, and subject to Bank One board approval, Bank One expects to declare an increase in its quarterly dividend to $0.45 per share.

William B. Harrison, Chairman and Chief Executive Officer of JPMorgan Chase, said: "This landmark transaction will create one of the world's great financial services companies--a powerful enterprise well-positioned to generate significant value for our shareholders, customers and communities. We will have a trillion-dollar-plus asset base; one of the broadest and deepest product mixes globally; and a dynamic, talented management team. In addition, with our balance of consumer and wholesale business, the combined company will achieve greater earnings consistency. My colleagues and I look forward to working with Jamie Dimon and his colleagues to bring the unique benefits of this merger to all of our constituencies."

James Dimon, Chairman and Chief Executive Officer of Bank One, said: "The merger of Bank One and JPMorgan Chase makes tremendous sense strategically, operationally and financially. I've known Bill Harrison for many years, and have tremendous respect for him personally and professionally. Together, we have a strong management team that can compete with the best. We will be a major provider of both consumer and commercial banking services in the United States and a leader in investment banking and wealth management globally, with a strong balance sheet and an intense focus on performance and execution. Our retail and wholesale businesses and our geographies complement each other, and our respective earnings contributions provide near-perfect balance. We are also excited about the opportunities we will have to continue to build our strong franchise in the Midwest, with Chicago as a vibrant financial center. Our combined company will have the size, scale, product mix, customer base, distribution channels, and earnings stability to achieve outstanding results, and enhanced shareholder value for many years to come."

Reflecting the determination of both companies to serve their communities and to maintain the highest possible Community Reinvestment Act ratings, the combined company will expand upon JPMorgan Chase's and Bank One's historic commitment to community development and philanthropy by selecting the best practices and programs from each firm. All of the communities served by the two institutions will benefit from the combined company's continuing dedication to cutting-edge community development products, innovative philanthropic programs, and its partnerships with communities.

The merger is subject to the approval of the shareholders of both institutions as well as U.S. federal and state and foreign regulatory authorities. Completion of the transaction is expected to occur in mid-2004.

J. P. Morgan Chase & Co.'s financial advisor on the transaction was JPMorgan Securities Inc.; and its legal advisor was Simpson Thacher & Bartlett LLP. Bank One's financial advisor on the transaction was Lazard Freres & Co., LLC and its legal advisor was Wachtell, Lipton, Rosen & Katz.

JPMorgan Chase is a leading global financial services firm with assets of $793 billion and operations in more than 50 countries. The firm is a leader in investment banking, financial services for consumers and businesses, financial transaction processing, investment management, private banking and private equity. A component of the Dow Jones Industrial Average, JPMorgan Chase is headquartered in New York and serves more than 30 million consumer customers nationwide, and many of the world's most prominent corporate, institutional and government clients. Information about JPMorgan Chase is available on the internet at www.jpmorganchase.com.

Bank One is the nation's sixth-largest bank holding company, with assets of $290 billion. Bank One currently has more than 51 million credit cards issued, and serves nearly 7 million retail households and more than 20,000 middle market customers. It also manages $175 billion of clients' investment assets. Bank One can be found on the Internet at www.bankone.com.

INVESTMENT COMMUNITY MEETING TOMORROW (THURSDAY) MORNING, 8:00 A.M. EST, 7:00 A.M. CST

JPMorgan Chase and Bank One will hold a meeting for the investment community tomorrow (Thursday) morning at 8:00 a.m. EST (7:00 a.m. CST), at The Equitable Center Auditorium, located at 787 Seventh Avenue, between 51st and 52nd Streets in New York City. To attend, please arrive at least fifteen minutes prior to start time to allow for registration. The presentation will also be made available live via webcast through the www.jpmorganchase.com and www.bankone.com websites, and via telephone on a first-come, first-served basis at 1-800-478-6251 for domestic callers. Those dialing in from overseas are asked to dial 913-981-5558. Please access the webcast or phone lines at least fifteen minutes prior to start time.

A replay of the morning meeting will be made available from 11:00 a.m. EST Thursday until 12:00 noon EST on March 31. The replay can be accessed by webcast through the www.jpmorganchase.com and www.bankone.com websites or by dialing 1-888-203-1112 for domestic participants, 719-457-0820 for international participants. Callers for the replay should enter confirmation code 612766 for access.

JP MORGAN CHASE/BANK ONE: THE MERGER AT A GLANCE
-------------------------------------------------

Two Great Banking Companies
---------------------------
JP Morgan Chase (as of 9/30/03)         Bank One (as of 9/30/03)
- 92,900 employees                      - 71,200 employees
- 3rd largest bank holding company      - 6th largest bank holding company in
  in U.S.                                 in U.S.
- $793 billion assets                   - $290 billion assets
- Operations in virtually every state   - 1,800 branches in 14 states
  and more than 50 countries

When Combined, Top Positions Across the Full Spectrum of Wholesale and Retail Financial Services
--------------------------------------------------------------------------------


Retail Banking      Investment           Treasury &           Investment           Private Equity
                    Banking              Securities           Management &
                                         Services             Private Banking
--------------------------------------------------------------------------------------------------
BRANCH BANKING      #1 Global            #1 U.S. Dollar       #1 U.S./#3 Global    One of the
--------------      Syndicated Loans     Clearing             Private Bank         largest private
#4 Branch                                                                          equity players
Network             #1 Derivatives       #1 U.S. Corporate    #2 U.S. Active
                    House                Trustee              Asset Manager
#2 Core Deposits
                    #2 U.S. Investment   #1 Securities        #2 Global Money
RETAIL LENDING      Grade Corporate      Lending              Market Asset
--------------      Debt                                      Manager
#2 Credit Card
                    #4 Global Equity &   #1 CHIPS,            #4 U.S. Mutual
#2 Middle Market    Equity-Related       Fedwire, ACH         Fund Company
                                         Origination
#1 Auto (Non        #5 Global
Captive)            Announced M&A

#4 Mortgage

#2 Home Equity


Second Largest Banking Company in the U.S. (as of 9/30/03, in $millions)
------------------------------------------------------------------------

                               JP Morgan       Bank One       Combined
                                 Chase

Loans                         $ 236,201       $ 141,710     $  377,911

Assets                          792,700         290,006      1,082,706

Managed Assets                  827,015         326,769      1,153,784



Deposits                      $ 313,626       $ 163,411      $ 477,037

Total Liabilities               747,743         267,595      1,015,338

Total Equity                     44,957          22,411         67,368


A Broad and Balanced Business Mix(1)

-  Consumer Banking & Lending,
   Mortgage, Auto, Small
      Business & Middle Market         33%
-  Card Services                       16%
-  Investment Banking                  39%
-  Treasury & Securities Services       7%
-  Investment Management &
   Private Banking                      5%


Extensive Branch Network

Northeast                   Midwest                   Southwest

New York         #1         Illinois        #1         Texas         #1
Connecticut      #8         Indiana         #1         Arizona       #1
New Jersey       #12        Michigan        #3         Louisiana     #2
                            Ohio            #4         Utah          #3
                            Wisconsin       #4         Colorado      #5
                            W. Virginia     #4         Oklahoma      #6
                            Kentucky        #4



______________________
1 Based on combined pre-tax income as of 9/30/03, excluding corporate and private equity results.


This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between JPMorgan Chase and Bank One, including future financial and operating results, JPMorgan Chase's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Bank One's and JPMorgan Chase's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of JPMorgan Chase and Bank One stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause JPMorgan Chase's and Bank One's results to differ materially from those described in the forward-looking statements can be found in the 2002 Annual Reports on Forms 10-K of JPMorgan Chase and Bank One, and in the Quarterly Reports on Form 10-Q of JPMorgan Chase and Bank One, filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov).

Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about J. P. Morgan Chase & Co. and Bank One, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to J. P. Morgan Chase & Co., 270 Park Avenue, New York, NY 10017,
Attention: Office of the Secretary, 212-270-6000, or to Bank One Corporation, 1 Bank One Plaza, IL1-0738, Chicago, IL 60670, Attention: Investor Relations, 312-336-3013. The respective directors and executive officers of JPMorgan Chase and Bank One and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding JPMorgan Chase's directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by JPMorgan Chase on March 28, 2003, and information regarding Bank One's directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Bank One on March 5, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

Media contacts
JPMorgan Chase: Joseph Evangelisti, 212-270-7438
Bank One: Thomas A. Kelly, 312-732-7007

Investor contacts
JPMorgan Chase: Ann Borowiec, 212-270-7318
Bank One: Amy R. Fahey, 312-732-5771